UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 30, 2025

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated July 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: July 30, 2025	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2025 RESULTS

Highlights
•Reported GAAP net income of $62.6 million, or $1.81 per share, and adjusted net income(1) of $48.7 million, or $1.41 per share, in the second quarter of 2025 (excluding items listed in Appendix A to this release).
•As part of its fleet renewal plan, the Company acquired one 2017-built Suezmax vessel and agreed to acquire the remaining 50% ownership interest in the Hong Kong Spirit Very Large Crude Carrier (VLCC). In addition, since reporting earnings in May 2025, the Company has agreed to sell five additional vessels for total gross proceeds of $158.5 million.
•The Company declared a cash dividend of $0.25 per share for the quarter ended June 30, 2025.

Hamilton, Bermuda, July 30, 2025 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2025. As a result of the Company's acquisition of Teekay Corporation Ltd.'s Australian operations and management services companies (collectively, the Acquired Operations) on December 31, 2024, financial information (excluding non-GAAP financial measures) in this release related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include the Acquired Operations on a consolidated basis in accordance with Common Control accounting as required under GAAP.

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2025	March 31, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	232,866	231,639	328,261
Income from operations	54,989	74,406	106,875
Net income	62,614	76,032	111,138
Earnings per share - basic	1.81	2.20	3.23
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	62,037	59,450	124,481
Adjusted net income (1)	48,719	41,803	106,970
Adjusted earnings per share - basic (1)	1.41	1.21	3.11
Cash, cash equivalents, restricted cash and short-term investments	711,873	676,538	463,045
(1)    These are non-GAAP financial measures. For the three months ended June 30, 2024, these measures exclude the Acquired Operations. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States (U.S.) generally accepted accounting principles (GAAP).

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

Second Quarter of 2025 Compared to First Quarter of 2025
GAAP net income and non-GAAP adjusted net income for the second quarter of 2025 included increases compared to the first quarter of 2025, primarily due to higher average spot tanker rates, partially offset by the sales of six vessels during the first half of 2025, as well as a higher number of scheduled dry dockings and the annual recognition of equity-based compensation in the second quarter of 2025. In addition, GAAP net income for the second quarter of 2025 included a $13.9 million gain from the sale of two vessels compared to a $39.0 million gain from the sale of four vessels and a $4.7 million unrealized loss on investment in marketable securities in the first quarter of 2025.

Second Quarter of 2025 Compared to Second Quarter of 2024
GAAP net income and non-GAAP adjusted net income for the second quarter of 2025 decreased compared to the same period of the prior year, primarily due to lower average spot tanker rates, as well as certain fleet changes, including the sales of eight vessels, the acquisition of two vessels, and the redelivery of four chartered-in vessels at various times between the third quarter of 2024 and the end of the second quarter of 2025. In addition, GAAP net income for the second quarter of 2025 included a $13.9 million gain from the sale of two vessels.

CEO Commentary
“Teekay Tankers posted strong financial results for the second quarter of 2025, generating GAAP net income of $62.6 million and adjusted net income of $48.7 million,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “Spot tanker rates were counter-seasonally strong during the quarter with rates outperforming the last two quarters and at levels well above the historical average for a second quarter. So far in the third quarter, we have seen rates soften slightly in line with normal seasonal trends. Looking ahead, with OPEC+ unwinding production cuts at an accelerated pace, an increase in non-OPEC+ production in the Atlantic Basin, and low global oil inventories, we believe Teekay Tankers is well-positioned to benefit from the potential seasonal tanker demand uplift later in the year.”

“Since reporting earnings in May 2025, the Company continues to be active on its fleet renewal plan, acquiring one modern Suezmax vessel and opportunistically agreeing to purchase the remaining 50% ownership interest of the Hong Kong Spirit VLCC. Simultaneously, we continue to realize historically high values for older vessels by agreeing to sell an additional five vessels for total combined proceeds of approximately $158.5 million, which we expect to result in estimated book gains on sale of approximately $46 million.”

“With our low cash flow break-even levels and significant balance sheet strength, we believe Teekay Tankers is very well positioned to continue to generate significant free cash flow while we continue to take incremental steps on fleet renewal and return capital to shareholders.”

Summary of Recent Events
Vessel Purchases

In late-May 2025, the Company completed the previously announced purchase of a 2019-built Aframax-sized vessel.

In July 2025, the Company purchased (1) a 2017-built Suezmax vessel for $64.3 million and (2) agreed to acquire a 2013-built VLCC for a purchase price of $63 million. The VLCC is currently owned through the Company's 50/50 joint venture, and the vessel is expected to be delivered to the Company during the third quarter of 2025. Upon completion of the sale of this VLCC to the Company, the joint venture will be unwound and net proceeds, after the repayment of debt totaling $15.0 million and settlement of working capital, will be distributed to the shareholders of the joint venture.

Vessel Sales

In April and May 2025, the Company completed the previously announced sales of a 2006-built and a 2009-built Suezmax vessel for combined gross proceeds of $62 million and gains on sales of $13.9 million, which were reflected in the second quarter of 2025.

Since reporting earnings in May 2025, the Company has agreed to sell four Suezmaxes vessels and one Aframax-sized vessel for total gross proceeds of $158.5 million. Three Suezmax vessels and one Aframax-sized vessel are expected to be delivered in the third quarter of 2025. The remaining Suezmax vessel is expected to be delivered in the third or fourth quarter of 2025. The combined accounting gains from these sales are estimated to be $46 million.

The Company's Board of Directors declared its regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended June 30, 2025. This dividend is payable on August 22, 2025 to all of Teekay Tankers' shareholders of record on August 11, 2025.
Tanker Market
Mid-size crude tanker spot rates improved during the second quarter of 2025 compared to the first quarter of 2025, primarily due to the impact of longer average voyage distances during April. Rates subsequently softened during the remainder of the quarter in line with normal seasonal trends, though the market saw a brief period of volatility in mid-June following the escalation of hostilities between Israel and Iran. However, there was no material disruption to regional oil production, exports, or tanker movements, with several spot charters failing subjects and rates quickly reverting to prior levels once a ceasefire was announced.

In the near term, rising crude oil production and seaborne exports during the second half of the year should be positive for tanker demand heading into the seasonally stronger winter months. The OPEC+ group continues to unwind the 2.2 million barrels per day (mb/d) of voluntary production cuts that have been in place since late-2023 with the announcement of a 548 thousand barrels per day (kb/d) increase during August. This follows the return of 137 kb/d of production in April and the unwinding of 411 kb/d in each of May, June, and July. By August, the group is expected to have returned 1.9 mb/d of the 2.2 mb/d in voluntary supply cuts and is expected to unwind the full amount by September 2025, a year ahead of the original schedule.

While OPEC+ is in the process of returning production to the market, we have yet to see this being fully reflected in seaborne exports as a portion of this extra production is being consumed in the Middle East to meet rising power demand during the summer months. However, we expect that Middle East crude oil exports will rise after the summer, creating additional tanker demand during the latter part of the third quarter and into the fourth quarter of 2025. New offshore oil production coming online in Brazil and Guyana should also increase overall volumes and support crude tanker tonne-mile demand during the second half of the year.

Looking further ahead, the medium-term demand outlook remains complex due to a combination of economic and geopolitical factors. Uncertainty surrounding U.S. trade tariffs continues to cloud the economic outlook, with most major forecasting agencies having lowered their outlook for global GDP and trade growth since the start of the year. As a result, the IEA has lowered its outlook for global oil demand growth in 2025 to 0.7 mb/d, compared to forecast growth of 1.0 mb/d at the start of the year, with further growth of 0.7 mb/d projected in 2026.

Geopolitical events continue to have an outsized influence on global oil and tanker markets. While the recent conflict between Israel and Iran did not have a material impact on regional oil production, exports, or tanker movements, it did highlight the importance of the region to the global oil trade with over 20 mb/d of oil flowing from the Middle East Gulf. More recently, Houthi rebels have resumed attacks on shipping in the Red Sea, which is likely to constrain vessel transits through the region and support tonne-mile demand as vessels take longer routes.

The conflict between Russia and Ukraine continues, with the EU recently implementing a new sanctions package that includes a lowering of the price cap from $60 per barrel to $47.60 per barrel, a ban on the import of refined products made from Russian crude, and the addition of 105 tankers to the sanctioned vessel list. Following the most recent round of sanctions a total of 530 Aframaxes, Suezmaxes, and VLCCs (or 19% of the fleet) with an average age of 20 years is now under some form of sanction. Should there be a reversal of sanctions, we believe that the majority of these vessels will have difficulty returning to conventional trading given that 60% are aged 20 years or older.

The pace of tanker orders(1) has slowed in 2025 with orders for just under 11 million deadweight tons (mdwt) placed in the first half of 2025 compared to 42 mdwt in the same period of 2024. The orderbook for tankers(1), when measured as a percentage of the tanker fleet, has stabilized in recent months at approximately 15% across the tanker fleet(1). A lack of tanker scrapping means that the fleet continues to age, with the average age of the tanker fleet(1) at a 25-year high of 14.0 years as of the start of July 2025. We believe the combination of the current orderbook, an aging tanker fleet, and constraints on available yard space should result in relatively low levels of tanker fleet growth over the medium term.

In summary, the Company believes that the near-term outlook for spot tanker rates will be positive after the seasonally weaker summer months. However, while fleet supply fundamentals continue to look supportive, there are economic and geopolitical uncertainties that make it difficult to predict how, and along what specific timeline, things will unfold for the tanker market in the medium term.

(1)    Includes VLCC, Suezmax, Aframax and LR2 product tankers.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs) and in full service lightering) and time charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
Time Charter-Out Fleet (3)
Suezmax revenue days	—	—	91
Suezmax TCE per revenue day	—	—	$37,513
Aframax / LR2 revenue days	51	90	30
Aframax / LR2 TCE per revenue day	$49,134	$49,149	$49,124

Spot Fleet
Suezmax revenue days	1,822	2,148	2,163
Suezmax spot TCE per revenue day (4)	$33,089	$26,765	$44,898
Aframax / LR2 revenue days	1,577	1,694	2,082
Aframax / LR2 spot TCE per revenue day (5)	$31,547	$27,846	$43,590

Total Fleet
Suezmax revenue days	1,822	2,148	2,254
Suezmax TCE per revenue day	$33,089	$26,765	$44,600
Aframax / LR2 revenue days	1,628	1,784	2,112
Aframax / LR2 TCE per revenue day	$32,101	$28,921	$43,668

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and on non-RSA voyage charters.
(5)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA and on non-RSA voyage charters.

Third Quarter of 2025 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to date in the third quarter of 2025 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the third quarter:

	Third Quarter 2025 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$31,400	44%
Aframax / LR2 (1)	$28,200	42%

(1)    Rates and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of July 28, 2025:

	Owned Vessels(6)	Chartered-in Vessels	Total
Fixed-rate:
Total Fixed-Rate Fleet	—	—	—
Spot-rate:
Suezmax Tankers(1)(2)	21	1	22
Aframax Tankers / LR2 Product Tankers(3)(4)	16	2	18
VLCC Tanker(5)	1	—	1
Total Spot Fleet	38	3	41
Total Tanker Fleet	38	3	41
STS Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	38	6	44
(1)    Includes four owned Suezmax tankers for which agreements were put in place between May 2025 and July 2025 to sell these vessels. The four tankers are expected to be delivered to their purchasers during the third or fourth quarter of 2025 and are all classified as held for sale as at June 30, 2025.
(2)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(3)    Includes one owned Aframax / LR2 tanker for which an agreement was put in place in June 2025 to sell the vessel. The tanker is expected to be delivered to its purchaser during the third quarter of 2025 and is classified as held for sale as at June 30, 2025.
(4)    Includes two Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in February 2026 and January 2030, one of which has an option to extend for one additional year, and one of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(5)    The Company’s ownership interest in this VLCC is 50 percent. In July 2025, the Company signed an agreement to acquire the remaining 50% ownership interest in the VLCC, which is expected to be delivered to the Company during the third quarter of 2025.
(6)     13 Suezmax tankers and five Aframax / LR2 tankers are unencumbered.

Liquidity Update
As at June 30, 2025, the Company had total liquidity of $931.1 million (comprised of $650.0 million in cash and cash equivalents, $61.0 million in short-term investments, and $220.1 million in undrawn capacity from its credit facility), compared to total liquidity of $929.4 million as at March 31, 2025.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, July 31, 2025 at 11:00 a.m. (ET) to discuss the Teekay Group's results for the second quarter of 2025. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438, or 1(647) 484-0478 if outside of North America, and quoting conference ID code 7368091.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Second Quarter of 2025 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 37 double-hulled oil and product tankers (including 21 Suezmax tankers and 16 Aframax / LR2 tankers), and also has three chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time-charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Entities under Common Control represent a transfer of a business between entities under common control. As a result, Teekay Tankers' consolidated financial statements prior to the date the interests in these entities were actually acquired by the Company are retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation Ltd. (Teekay) and had begun operations.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before net income attributable to the Entities under Common Control, interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures, dividend income from marketable securities and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on any interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited) (1)	(unaudited)	(unaudited) (1)

Voyage charter revenues (2)	186,703	192,643	287,974	379,346	616,915
Time-charter revenues	4,550	6,314	5,048	10,864	10,171
Other revenues (3)(6)	41,613	32,682	35,239	74,295	69,461
Total revenues	232,866	231,639	328,261	464,505	696,547

Voyage expenses (2)	(78,638)	(86,867)	(100,097)	(165,505)	(216,628)
Vessel operating expenses	(60,499)	(61,168)	(65,743)	(121,667)	(128,740)
Charter hire expenses	(11,618)	(14,409)	(19,670)	(26,027)	(39,186)
Depreciation and amortization	(20,944)	(23,240)	(22,373)	(44,184)	(45,691)
General and administrative expenses (4)	(14,505)	(9,712)	(13,503)	(24,217)	(26,389)
Gain on sale and write-down of assets (5)	13,895	38,163	—	52,058	11,601
Restructuring charges (6)	(5,568)	—	—	(5,568)	—
Income from operations	54,989	74,406	106,875	129,395	251,514

Interest expense	(777)	(773)	(979)	(1,550)	(5,846)
Interest income	7,568	5,857	6,103	13,425	11,750
Equity income (7)	659	230	905	889	2,273
Other (expense) income	(257)	(4,158)	2,023	(4,415)	1,264
Net income before income tax	62,182	75,562	114,927	137,744	260,955

Income tax recovery (expense)	432	470	(3,789)	902	(942)
Net income	62,614	76,032	111,138	138,646	260,013

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	1.81	2.20	3.23	4.02	7.58
- Diluted	1.80	2.19	3.20	4.00	7.50
- Cash dividends declared	1.25	0.25	0.25	1.50	2.50

Weighted-average number of total common
shares outstanding
- Basic (8)	34,580,482	34,482,849	34,383,813	34,531,935	34,322,858
- Diluted	34,739,396	34,666,717	34,705,613	34,703,257	34,677,402

Number of outstanding common shares
at the end of the period	34,530,574	34,432,614	34,317,589	34,530,574	34,317,589

(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100% of the Acquired Operations on a consolidated basis.
(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $4.7 million, $8.1 million and $7.2 million for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively, and $12.8 million and $14.3 million for the six months ended June 30, 2025 and June 30, 2024, respectively.

(3)Other revenues include operational and maintenance marine services provided to the Australian Government and third parties, lightering support revenue, management and other fees, as well as revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs and certain bunker related activities.

(4)General and administrative expenses for the three months ended June 30, 2025 include the annual recognition of equity-based compensation, which is typically incurred in the second quarter of each year, as well as other certain non-recurring expenditures.

(5)Gain on sale and write-down of assets for the three months ended June 30, 2025 includes a gain of $13.9 million relating to two Suezmax tankers, which were sold in April and May 2025. Gain on sale and write-down of assets for the three months ended March 31, 2025 includes an aggregate gain of $39.0 million relating to two Suezmax tankers and two Aframax-sized tankers, which were sold in February and March 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the six months ended June 30, 2024 includes a gain of $11.6 million relating to one Aframax-sized tanker, which was sold in February 2024.

(6)Restructuring charges for the three and six months ended June 30, 2025 relate to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs are fully recoverable from the customer, and the recovery is presented in Other revenues.

(7)Equity income relates to the Company’s 50 percent interest in the High-Q Investments Ltd. joint venture, which owns one VLCC tanker.

(8)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2025	2025	2024
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	650,038	675,420	511,888
Short-term investments (1)	61,000	—	—
Restricted cash	835	1,118	3,673
Marketable securities	19,681	20,070	22,442
Accounts receivable	89,898	91,591	82,440
Bunker and lube oil inventory	33,897	38,181	45,990
Prepaid expenses	14,693	15,076	12,800
Accrued revenue and other current assets	56,928	53,565	68,708
Assets held for sale (2)	113,783	48,564	—
Total current assets	1,040,753	943,585	747,941
Vessels and equipment – net	928,907	984,124	1,132,109
Operating lease right-of-use assets	39,904	44,150	52,162
Investment in and advances to equity-accounted joint venture	16,887	16,228	15,998
Other non-current assets	22,662	28,511	23,025
Intangible assets – net	7,982	4,201	307
Goodwill	2,426	2,426	2,426
Total assets	2,059,521	2,023,225	1,973,968

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	111,585	91,075	101,218
Current portion of operating lease liabilities	17,212	20,000	24,875
Other current liabilities	3,558	6,144	5,949
Total current liabilities	132,355	117,219	132,042
Long-term operating lease liabilities	23,444	25,657	28,716
Other long-term liabilities	56,381	56,130	56,660
Equity	1,847,341	1,824,219	1,756,550
Total liabilities and equity	2,059,521	2,023,225	1,973,968

Cash, cash equivalents, restricted cash and short-term investments	711,873	676,538	515,561
(1)Short-term investments include various bank term deposits that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Assets held for sale at June 30, 2025 include four Suezmax tankers and one Aframax-sized tanker, for which agreements are in place to sell these vessels for a total price of $158.5 million. These tankers are expected to be delivered to the purchasers during the third or fourth quarter of 2025. Assets held for sale at March 31, 2025 include two Suezmax tankers, which were delivered to the purchasers in April 2025 and May 2025.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2025	2024
	(unaudited)	(unaudited) (1)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	138,646	260,013
Non-cash items:
Depreciation and amortization	44,184	45,691
Gain on sale and write-down of assets	(52,058)	(11,601)
Equity income	(889)	(2,273)
Income tax recovery	(5,449)	(2,882)
Other	12,446	5,310
Change in operating assets and liabilities	972	(1,746)
Expenditures for dry docking	(7,787)	(7,167)
Net operating cash flow	130,065	285,345

FINANCING ACTIVITIES
Scheduled repayments of obligations related to finance leases	—	(5,213)
Prepayment of obligations related to finance leases	—	(136,955)
Issuance of common shares upon exercise of stock options	1,496	2,858
Cash dividends paid	(51,727)	(85,650)
Other	(1,256)	(2,015)
Net financing cash flow	(51,487)	(226,975)

INVESTING ACTIVITIES
Proceeds from sale of vessels	184,085	23,425
Expenditures for vessels and equipment	(998)	(3,851)
Deposit for vessel purchase	—	(7,054)
Purchase of marketable securities	(2,348)	—
Purchase of short-term investments	(61,000)	—
Vessel acquisition	(63,005)	—
Net investing cash flow	56,734	12,520

Increase in cash, cash equivalents and restricted cash	135,312	70,890
Cash, cash equivalents and restricted cash, beginning of the period	515,561	392,155
Cash, cash equivalents and restricted cash, end of the period	650,873	463,045
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100% of the Acquired Operations on a consolidated basis.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2025		March 31, 2025		June 30, 2024
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	62,614	$1.81	76,032	$2.20	111,138	$3.23
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	—	—	(4,168)	($0.12)
Net income attributable to shareholders of Teekay Tankers	62,614	$1.81	76,032	$2.20	106,970	$3.11

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(13,895)	($0.40)	(38,949)	($1.13)	—	—
Restructuring charges (3)	5,568	$0.16	—	—	—	—
Other (4)	(5,568)	($0.16)	4,720	$0.14	—	—
Total adjustments	(13,895)	($0.40)	(34,229)	($0.99)	—	—
Adjusted net income attributable to shareholders of
Teekay Tankers	48,719	$1.41	41,803	$1.21	106,970	$3.11

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(3)The amount recorded for the three months ended June 30, 2025 relates to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs are fully recoverable from the customer, and the recovery is presented in revenues.
(4)The amount recorded for the three months ended June 30, 2025 relates to the recovery of severance costs related to the Company's Australian operations as described in footnote (3). The amount recorded for the three months ended March 31, 2025 relates to an unrealized loss on investment in marketable securities.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	195,650	37,216	232,866
Voyage expenses	(78,638)	—	(78,638)
Vessel operating expenses	(32,443)	(28,056)	(60,499)
Charter hire expenses	(10,991)	(627)	(11,618)
Depreciation and amortization	(20,944)	—	(20,944)
General and administrative expenses	(14,505)	—	(14,505)
Gain on sale of vessels	13,895	—	13,895
Restructuring charges	—	(5,568)	(5,568)
Income from operations	52,024	2,965	54,989

	Three Months Ended
	March 31, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	202,504	29,135	231,639
Voyage expenses	(86,867)	—	(86,867)
Vessel operating expenses	(35,747)	(25,421)	(61,168)
Charter hire expenses	(13,789)	(620)	(14,409)
Depreciation and amortization	(23,240)	—	(23,240)
General and administrative expenses	(9,712)	—	(9,712)
Gain on sale of vessels	38,163	—	38,163
Income from operations	71,312	3,094	74,406

	Three Months Ended
	June 30, 2024
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	296,590	31,671	328,261
Voyage expenses	(100,097)	—	(100,097)
Vessel operating expenses	(38,356)	(27,387)	(65,743)
Charter hire expenses	(19,670)	—	(19,670)
Depreciation and amortization	(22,373)	—	(22,373)
General and administrative expenses (2)	(13,959)	456	(13,503)
Income from operations	102,135	4,740	106,875

(1)Includes revenues of $36.3 million, $28.4 million and $29.3 million related to marine services from the Australian operations for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively, as well as total vessel operating expenses, charter hire expenses, and restructuring charges of $33.4 million, $25.3 million and $25.2 million related to marine services from the Australian operations for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively.
(2)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offsets the corresponding expense in Tankers.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	62,614	76,032	111,138
Subtract:
Net income attributable to the Entities under Common Control (1)	—	—	(4,168)
Net income attributable to shareholders of Teekay Tankers	62,614	76,032	106,970
Depreciation and amortization	20,944	23,240	22,373
Net interest income	(6,791)	(5,084)	(4,747)
Income tax (recovery) expense	(432)	(470)	2,282
EBITDA	76,335	93,718	126,878

Add (subtract) specific items affecting EBITDA:
Gain on sale and write-down of assets	(13,895)	(38,163)	—
Dividend income	(103)	(164)	—
Equity income	(659)	(230)	(905)
Other (2)	359	4,289	(1,492)
Adjusted EBITDA	62,037	59,450	124,481
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 has been retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(2)The amounts recorded for the three months ended June 30, 2025 and March 31, 2025 relate to unrealized losses on investment in marketable securities and foreign exchange gains. The amount recorded for the three months ended June 30, 2024 relates to foreign exchange gains and the settlement of a claim.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	52,024	71,312	102,135

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	32,443	35,747	38,356
Charter hire expenses	10,991	13,789	19,670
Depreciation and amortization	20,944	23,240	22,373
General and administrative expenses	14,505	9,712	13,959
Gain on sale and write-down of assets	(13,895)	(38,163)	—
Total adjustments	64,988	44,325	94,358
Net revenues	117,012	115,637	196,493

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will", "should" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales and acquisitions, including the occurrence and timing of vessel deliveries, the expected financial impacts of such transactions and our expected operating plans for acquired vessels; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business, including the imposition of global trade tariffs; management's view of the tanker operating and rate environments, the strength of the tanker market, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders; expected full recovery from a customer of severance cost resulting from the termination of a management contract related to the Company's Australian operations; the Company's ability to benefit from its balance sheet strength and approach to fleet renewal; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the impact of geopolitical tensions and conflicts, and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the refusal or inability of a customer to make payments relating to severance costs; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.